UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2006

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Long-Term Share-Remuneration Plan for the management team of the Banco Bilbao
Vizcaya Argentaria, S.A. Group (including executive directors and members of the BBVA Management Team)
The establishment of permanent links between the interests of the management team and the shareholders is still widely recognised as necessary for listed companies in Spain and internationally. Thus, 70% of IBEX-35 companies currently have some kind of medium-term incentive system for their management staff. This percentage is over 90% for Eurostoxx-50 companies.
BBVA is very aware of the importance that management participation in share capital still has nowadays. It thus proposes implementing a long-term remuneration plan linked to the Bank's share performance and its comparative performance against its main peers in the European banking industry, in order to bring the management team's goals into line with BBVA shareholder interests. The aim is not just to establish ties between the management and the shareholders, a link that shareholders value highly and that helps generate value for the enterprise, but also to motivate the management team to look forward, whilst shoring up their loyalty to their company.
Accordingly, BBVA has acknowledged the importance of motivating and retaining management talent, and the strong competition amongst international financial groups for certain levels, resolving to propose a Long-Term Share Remuneration
Plan for its management team (hereinafter the Plan), with the following characteristics:
Description of the Plan
The Plan allocates a certain number of "theoretical shares" to each beneficiary at the outset, which can then be materialised in a delivery of
BBVA shares when the Plan concludes. The theoretical shares initially allocated are not considered shares for legal purposes. In no case do they engender voting or economic rights over Bank shares, since they merely constitute an expected entitlement. Consequently, theoretical shares cannot be taxed, pledged or transferred under any title. Only at the time of settlement, if all the terms and conditions are met, will the Plan deliver BBVA shares to its beneficiaries, who will then become full shareholders in the Bank.

Beneficiaries of the Plan
The Plan is addressed to employees who on 1st January 2006 are members of the
BBVA management team, including executive directors and members of the BBVA
Management committee. Initially, there will be 1,780 beneficiaries, but new beneficiaries can be taken on board while the Plan is in force.
Executives who have a special incentive plan are expressly excluded from the
Plan, eg, management in the Global Markets and Distribution Area.
Term
Pursuant to the resolution of the AGM, 18th March 2006, the Plan shall be referenced to compliance with the objectives over a time period running from
1st January 2006 to 31st December 2008. Settlements will be made in the first half of 2009.
Maximum number of shares for the Plan
A maximum of 22 million shares may be earmarked for this Plan, ie approximately 0.65% of the BBVA shareholders funds. Of these, 1.380.000 may be set aside for executive directors in the Bank (ie 0.041% of BBVA shareholders funds) and 3,500,000 for members of the Management committee (0.103% of BBVA shareholders funds).
Requirements to obtain shares
In order to receive the shares, beneficiaries are required to:
1. Remain in BBVA's employ when the Plan is settled (except in the event of early retirement, declaration of disability or death) and
2. score an average of 100 points from 2006-2008 according to the evaluation method used for the Group's management staff.

Determining the initial number of "theoretical shares"
The remuneration of the BBVA management is structured according to various elements that are intended to reinforce each other and have clearly differentiated aims.
Along with the fixed pay, which is intended to reward managers for their contribution in keeping with the demands and responsibilities of their post, ordinary yearly variable pay enables directors to be rewarded for results obtained, using indicators to guarantee the best correlation between earnings generated and the investment made in remuneration. This variable pay takes into account the importance of the post and the market benchmark for similar duties. This is obtained by BBVA's participation in different salary surveys, such that BBVA has a reference for each post or function in order to calculate the ordinary yearly variable pay (Reference Bonus).
Considering the importance of this variable remuneration within the remuneration policy for BBVA management, the Bank has decided to benchmark the values in the Long-Term Share-Remuneration Plan to the ordinary yearly variable pay of each manager.
In this way, to determine the number of theoretical shares (NA) to be allocated to each manager, we have used the following formula (duly adjusted):

Where:
§ NAT= Number of "theoretical shares" allocated to each manager.
§ åRVA03-05/3 = Average ordinary yearly variable pay of each manager for the last three years.
§ CNR = Responsibility Level Coefficient. For managers between levels 0 and 3
(Corporate Managers), this coefficient is set at 3. For managers between levels 4 and 5 (Management Staff) the coefficient is 1.
§ PA: Future value of BBVA shares in 3 years determined at beginning 2006, the date of reference for determining compliance with the Plan's objectives.  This value is estimated at €15.02.
In order to iron out imbalances in the general system deriving from one-off circumstances that may arise amongst the group of beneficiaries, it has been resolved that for levels 1 to 3 (Corporate Managers), the number of theoretical shares may not be less than the minimum number established for such purpose, nor higher than the maximum number determined for each level.
The same considerations shall hold for levels 4 and 5 (Management Staff), in accordance with the characteristics of each country.

The number of shares to be allocated to Executive Directors shall be as follows:
 Number of theoretical shares to be allocated.
Chairman and CEO 320,000
President and COO 270,000
Company Secretary 100,000

For members of the Management committee, the number of theoretical shares shall be referenced to the value of the earlier pluri-annual bonus
(2003-2005), and the level of responsibility for each member.
Final number of shares to be delivered in settlement of the Plan
The total number of shares to be given at the end of the Plan will depend on the spread between BBVA, SA’s Total Shareholder Return (TSR) during the time it has been in force and that of 14 benchmark peers.
TSR measures return on shareholders’ investment as a sum of gains in the listed stock price plus dividends and other similar items payable during the term of the Plan.
The benchmark banks for the Plan are:

To calculate TSR and in order to avoid atypical fluctuations in the indicator, we take a rolling average of the listed value from 31 stock-exchange trading sessions at the beginning and the end of the Plan. These 31 sessions shall cover, apart from that day's session, the 15 trading sessions prior to and the
15 trading sessions after the date in question at the beginning and at the end of the plan.

A multiplier coefficient will be established as a function of the ranking of the BBVA's TSR against the benchmark banks at the end of the Plan. This is included in the following table and is applicable to the number of theoretical shares initially allocated in order to calculate the number of BBVA shares that will be delivered to the Plan's beneficiaries.

The BBVA board of directors will take due measures so that, should anything happen to the company during the Plan that could affect the shares (eg, mergers, share splits, etc.) or the benchmark peers (eg mergers or takeovers changing the number of companies in the benchmark group and therefore BBVA’s comparative position), the monetary benefits that the managers receive from the Plan on its settlement date will be equivalent to what they would have got without such events.
Implementing the Plan internationally
The Plan is addressed to the Group management worldwide. Should it not be possible to deliver the shares to the beneficiaries on the settlement date, due to specific legislation in each country or the existence of operational constraints, the Bank shall adapt the Plan in order to suit the specific needs of each country. It may decide to substitute the delivery of shares with the equivalent value in cash.
New incorporations, level changes and leavers
The Plan envisages the possibility of new beneficiaries joining the Plan as a consequence of internal promotion to management or when hired from outside for a management post. In such cases, the number of theoretical shares to be allocated will be determined according to a scale as a function of the time that has passed since the Plan came into force and the date on which the internal promotion or engagement took place.
In cases in which there are changes of the Management Team, the number of theoretical shares initially allocated will be altered accordingly, up or down, as a function of the time that has passed since the Plan came into force and the date on which the change took place.
Should the change entail an employee leaving the management team but without ending their employ in the Bank, the number of theoretical shares initially assigned shall be reduced according to a scale as a function of the date on which the manager left the team and the date on which he/she joined the Plan.
In cases in which employees leave the management team due to early retirement, being declared disabled or death, the number of shares initially allocated to the manager shall be reduced as a function of the date on which the manager left the team, using the same scale as was mentioned in the preceding paragraph. The settlement date shall be the date established in the Plan.
Finally, should the manager leave and his/her employment contract be terminated, the beneficiary shall lose all the theoretical shares initially allocated, and therefore all rights to receive the shares that may ensue on the conversion of theoretical shares into Bank shares.
Early settlement of the Plan
Should there be a change in BBVA ownership or control; or any event or operation that the board deems to have a significant impact on the Plan, the
Plan will be liquidated taking into account the date of said event in order to calculate the TSR ranking as a function of the time passed and the terms and conditions established in the Plan.
If the change in ownership or control is due to a public takeover bid, the
Plan shall be liquidated in cash, using the price offered under the public bid as the reference price.
When liquidating the Plan, the board shall consider the amount of time passed since 1st January 2006 and the date on which the board deems that the significant event or operation took place leading to early liquidation of the
Plan.
Accountancy implications and cover
The Plan will entail an obligation for the Bank to record a personnel cost which shall be determined when the Plan is initiated. This shall be calendared over the term of the Plan, and payable to a patrimonial account. The cost shall be determined in view of the fair value of the rights assigned to the beneficiaries of the Plan in accordance with the general rules of valuation laid out in the Bank of Spain's circular 4/2004.  The estimated cost, on the date of this report, should the Plan be implemented now, would be €141.1m
(using an average expected multiplier of 0.896 and a share value of €15.02).
The Bank shall meet its obligations to deliver the shares ensuing on this Plan by buying treasury stock, pursuant to a resolution from the General
Shareholders Meeting in compliance with article 75 of the Companies Act or by engaging the corresponding financial instrument to hedge the obligations.
Tax implications for beneficiaries of the Plan
In Spain, according to prevailing tax regulations on the date of initiation for the Plan, income deriving from it will become subject to taxation when the shares are delivered on settlement of the Plan. The way this income is valued will take into account the listed price of the shares on the date on which their ownership is effectively handed over to the beneficiaries of the Plan.
The income obtained by the beneficiaries shall be considered remuneration in kind from work and be subject to income tax payable by the beneficiaries. The income obtained may be subject to a 40% reduction established under tax regulations for irregular remuneration from work, under the currently prevailing scheme.
Whatever the case, the tax treatment shall be in compliance with the prevailing tax regulations in each country of the settlement date for the
Plan.
Employment implications
The Plan is considered to be an extraordinary plan, such that the Bank shall not consider its benefits to be part of the basic salary package and shall not include these in calculations for pensions, severance pay or any other perks that beneficiaries may be entitled to as a BBVA Group employee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 04/21/2006	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Authorized representative of BBVA